UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

FELLAZO INC.

 (Exact name of registrant as specified in its corporate charter)

Cayman Islands	001-39002	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Jinshan Building East, Unit 1903 568 Jinshan West Road Yong Kang City, Zhejiang Province People’s Republic of China 321300
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (86) 13012855255

FELLAZO INC.
Jinshan Building East, Unit 1903

568 Jinshan West Road

Yong Kang City, Zhejiang Province
People’s Republic of China 321300

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FELLAZO INC.

INTRODUCTION

This Information Statement is being mailed or delivered on or about February 12, 2020 to the holders of the ordinary shares on the close of business on February 10, 2020 (the “Record Date”), par value $0.0001 per share (the “Ordinary Share”), of Fellazo Inc., a Cayman Islands exempted company (“Fellazo”), in connection with the change of control and composition of the Board of Directors of Fellazo (the “Board”) as contemplated by that certain Sponsor Transfer Agreement (the “STA”) entered into as of January 31, 2020 by and among Fellaoz, Swipy Ltd, TKK Capital Holdings  (“TKK Capital”), Nicholas Ting Lun Wong, Jonathan Peng Fai Chong, Anderson Heng Hee Toh, Tiong Ming Tan, Chin Yong Tan, Lijun Yu and Ping Zhang.

The STA provides for certain changes to the management, the Board, and the sponsorship of Fellazo. Among other things, and as described in further detail below, upon the satisfaction of certain conditions, Fellazo’s Board and management shall be replaced with a new team of individuals (the “Leadership Changes”), Fellazo’s sponsor, Swipy Ltd (the “Sponsor”), shall become 80% owned by TKK Capital, and Fellazo’s officers and directors shall receive certain compensation for their services rendered to Fellazo.

Pursuant to the STA, Nicholas Ting Lun Wong agreed to fund Fellazo with an aggregate of up to $1,270,000 to be applied toward the Fellazo’s expenses to be incurred in connection with the transactions contemplated by the STA and Fellazo’s business combination activities, including in connection with any extensions of time in which to consummate a business combination. Such funds would be remitted in three installments as follows: (i) $70,000 to be paid upon execution of the STA; (ii) $600,000 to be placed into an escrow account within 7 calendar days of a determination of the Nasdaq Hearings Panel (the “Panel”) to provide Fellazo with additional time to regain compliance with applicable Nasdaq Rules (the “First Deposit”), and (iii) another $600,000 to be placed into an escrow account within 14 calendar days thereafter.

Changes to be effected within 3 business days following the funding of the First Deposit into escrow include, but are not limited to: (i) Fellazo will change its address and shall initiate action to change its name to TKK-Fellazo Acquisition Corp., or some other name selected by TKK Capital; of its name and address; (ii) Fellazo will enter into a new administrative services agreement with Texas Kang Kai Capital Management (Hong Kong) Limited which will provide certain administrative services to Fellazo for $10,000 a month, and in connection with the execution of such agreement, Fellazo shall terminate its existing administrative services agreement dated July 24, 2019 by and between Fellazo and Swipy Ltd; (iii) certain changes to the management and Board as decribed below; (iii) Jonathan Peng Fai Chong, Anderson Heng Hee Toh will transfer all their equity interest in the Sponsor to TKK Capital; (iv) Nicholas Ting Lun Wong will retain a 20% equity interest in Swipy Ltd and transfer the balance of his 33% equity interest in Swipy Ltd to TKK Capital; and (v) Sing Wang will transfer 70,000 shares of TKK Symphony Acquisition Corporation to Nicholas Ting Lun Wong. The STA will be terminated if the Panel determines to delist Fellazo’s securities from Nasdaq.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of Fellazo’s shareholders.

CHANGE OF BOARD

Effective February 5, 2020, Jonathan Peng Fai Chong, a director of Fellazo, was vacated by the Board due to his personal health issues. As previously reported in an Form 8-K filed with the SEC on January 8, 2020, Mr. Chong had resigned as Fellazo’s Chief Financial Officer as of January 6, 2020.

Additionally, notwithstanding the conditions to Fellazo’s obligations to effect the Leadership Changes set forth in the STA, effective February 5, 2020, Fellazo’s executive officers of Fellazo resigned from their respective offices and directorships as set forth below.

Name	Title
Anderson Heng Hee Toh	Chief Operating Officer and Director
Nicholas Ting Lun Wong	Chief Executive Officer and Director

Immediately following the vacation of the Mr. Chong and the resignations of Messrs. Toh and Wong, the Board appointed the following individuals to fill the vacancies resulting therefrom:

Name	Title
Sing Wang	Non-Executive Chairman of the Board
Stephen Markscheid	Interim Chief Executive Officer, Chief Financial Officer and Director
Adrian Leung	Chief Business Development Officer and Director

Additionally, notwithstanding the conditions to Fellazo’s obligations to effect the Leadership Changes set forth in the STA, the following members of the Board agreed to resign from their respective positions as set forth below, which resignations will become effective on the Effective Date (as defined below).

Name	Title
Tiong Ming Tan	Independent Director (Chair of the Audit Committee and the Compensation Committee)
Chin Yong Tan	Independent Director (member of the Audit Committee and member of the Compensation Committee)
Lijun Yu	Independent Director
Ping Zhang	Independent Director (member of the Audit Committee and member of the Compensation Committee)

In connection with the foregoing contemplated resignations, the Board approved the appointment of the following individuals to fill the vacancies resulting from such resignations, which appointments will become effective on the Effective Date (as defined below).

Name	Title
Ronald Issen	Independent Director
Thomas Ren	Independent Director
Ian Lee	Independent Director

Other than the transactions described above, Fellazo knows of no arrangements which may result in a change in control of Fellazo.

To Fellazo’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to Fellazo or has a material interest adverse to Fellazo in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to shareholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the “Effective Date.”

NO VOTE OR OTHER ACTION BY FELLAZO’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

Fellazo’s authorized capital stock consists of one hundred million (100,000,000) Ordinary Shares, par value $0.0001 per share.  Each Ordinary Share is entitled to one vote.

As of the Record Date, seven million four hundred seventy-four thousand five hundred (7,474,500) Ordinary Shares were issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  In accordance with SEC rules, Ordinary Shares which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the applicable table below are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. Subject to community property laws, where applicable, the persons or entities named in the tables below have sole voting and investment power with respect to all Fellazo’s Ordinary Shares indicated as beneficially owned by them.

The following table sets forth information known to Fellazo regarding the beneficial ownership of its Ordinary Shares as of the Record Date, prior to the Effective Date.

The business address of each person listed below, unless otherwise specified, is c/o Jinshan Building East, Unit 1903, 568 Jinshan West Road, Yong Kang City, Zhejiang Province, China 321300.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Sing Wang	-	-
Stephen Markscheid	-	-
Adrian Leung	-	-
Tiong Ming Tan	-	-
Chin Yong Tan	-	-
Ping Zhang	-	-
Lijun Yu	-	-
All officers and directors as a group (seven persons)	-	-
Swipy Ltd. (1)	1,652,000	22.5%
Polar Asset Management Partners Inc. (2)	916,526	12.3%
Hudson Bay Capital Management LP (3)	565,000	7.6%
Nicholas Ting Lun Wong (1)	1,652,000	22.1%
Jonathan Peng Fai Chong (1)	1,652,000	22.1%
Anderson Heng Hee Toh (1)	1,652,000	22.1%

(1)	Represents shares held by Fellazo’s sponsor, Swipy Ltd. Nicholas Ting Lun Wong, Jonathan Peng Fai Chong and Anderson Heng Hee Toh, each holds 33.3% of our sponsor, and as a result such individuals share voting and investment discretion with respect to the Ordinary Shares held by the sponsor. Each may thus be deemed to have beneficial ownership of the Ordinary Shares held directly by the sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Based on a Schedule 13G filed with the SEC on January 10, 2020, on behalf of Polar Asset Management Partners Inc. a company incorporated under the laws of Canada. Polar Asset Management Partners Inc. has the power to vote and the power to direct the disposition of all shares. The principal office of Polar Asset Management Partners Inc. is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.
(3)	Based on a Schedule 13G filed with the SEC on February 5, 2020, such shares are held by Hudson Bay Master Fund Ltd. Tech Opportunities LLC, a Delaware limited partnership (the “Fund”), which is managed by Hudson Bay Capital Management LP, a Delaware limited partnership (the “Adviser”). The Adviser, in its capacity as the investment manager of the Fund, has the power to vote and the power to direct the disposition of all shares held by the Fund. Sander Gerber is the Managing Member of the Adviser. The address of the business office of Hudson Bay Capital Management LP and Sander Gerber is 777 Third Avenue, 30th Floor, New York, NY 10017.

The following table sets forth information known to Fellazo regarding the beneficial ownership of its Ordinary Shares as of the Effective Date following the Leadership Changes.

The business address of each person listed below, unless otherwise specified, is c/o Jinshan Building East, Unit 1903, 568 Jinshan West Road, Yong Kang City, Zhejiang Province, China 321300.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Sing Wang	-	-
Stephen Markscheid	-	-
Adrian Leung	-	-
Ronald Issen	-	-
Thomas Ren	-	-
Ian Lee	-	-
All officers and directors as a group (six persons)	-	-
Swipy Ltd. (1)	1,652,000	22.1%
Polar Asset Management Partners Inc. (2)	916,526	12.3%
Hudson Bay Capital Management LP (3)	565,000	7.6%
Nicholas Ting Lun Wong (1)	1,652,000	22.1%
Jonathan Peng Fai Chong (1)	1,652,000	22.1%
Anderson Heng Hee Toh (1)	1,652,000	22.1%

(1)	Represents shares held by Fellazo’s sponsor, Swipy Ltd. Nicholas Ting Lun Wong, Jonathan Peng Fai Chong and Anderson Heng Hee Toh, each holds 33.3% of the Sponsor, and as a result such individuals share voting and investment discretion with respect to the Ordinary Shares held by the sponsor. Each may thus be deemed to have beneficial ownership of the Ordinary Shares held directly by the sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Based on a Schedule 13G filed with the SEC on January 10, 2020, on behalf of Polar Asset Management Partners Inc. a company incorporated under the laws of Canada. The principal office of the stockholder is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.
(3)	Based on a Schedule 13G filed with the SEC on February 5, 2020, such shares are held by Hudson Bay Master Fund Ltd. Tech Opportunities LLC, a Delaware limited partnership (the “Fund”), which is managed by Hudson Bay Capital Management LP, a Delaware limited partnership (the “Adviser”). The Adviser, in its capacity as the investment manager of the Fund, has the power to vote and the power to direct the disposition of all shares held by the Fund. Sander Gerber is the Managing Member of the Adviser. The address of the business office of Hudson Bay Capital Management LP and Sander Gerber is 777 Third Avenue, 30th Floor, New York, NY 10017.

DIRECTORS AND OFFICERS

Below are the names of and certain information regarding Fellazo’s executive officers and directors who were appointed effective either as of February 5, 2020, or, with respect to the director positions of Messrs. Issen, Ren and Lee, as of the Effective Date:

Name	Age	Positions Held with the Registrant
Sing Wang	56	Non-Executive Chairman of the Board
Stephen Markscheid	65	Director, Interim Chief Executive Officer and Chief Financial Officer
Man Chak (Adrian) Leung	40	Director and Chief Business Development Officer
Ronald Issen	57	Independent Director
Thomas Jintao Ren	41	Independent Director
Ian Lee	50	Independent Director

Biographies of Directors and Executive Officers

Mr. Sing Wang has been the Chief Executive Officer and Chairman of Board of TKK Symphony Acquisition Corporation since February 2018. Throughout the past 30 years, Mr. Wang has spearheaded nearly 70 private equity and venture capital transactions globally across a wide range of sectors, including consumer, technology, telecommunications, media, financial institutions, healthcare and natural resources. He has served as the Vice General Manager (non-executive) of CMIG Capital Company Limited, a financial investment platform of China Minsheng Investment Group, since May 2017 and the Chairman of TKK Capital, a private equity/wealth management company, since August 2015. In February 2018, Mr. Wang was appointed Director and Chief Executive Officer of CM Seven Star Acquisition Corporation (NASDAQ: CMSS), a special purpose acquisition company that completed its initial public offering on October 25, 2017 and has entered into a share exchange agreement in November 2018, providing for the acquisition of Kaixin Auto Group, a premium used auto dealership group in China, from Renren Inc. (NYSE: RENN). From February 2016 to May 2017, Mr. Wang was the Chief Executive Officer and Executive Director of China Minsheng Financial Holding Corporation Limited (HKEx: 245), an overseas investment platform of China Minsheng Investment Group. From September 2015 to December 2017, Mr. Wang was a Senior Advisor to TPG China, Limited (Growth Platform), which specializes in growth equity and middle-market buyout opportunities. From 2016 to November 2017, Mr. Wang was also the Executive Chairman of Evolution Media China, a newly-established media and internet investment platform closely associated with TPG Growth and Creative Artists Agency. From May 2006 to August 2015, Mr. Wang was a Partner at TPG and served as a Co-Chairman of TPG Greater China and the Head of TPG Growth North Asia. Prior to joining TPG, from mid-2000 to early 2006, Mr. Wang was the Chief Executive Officer and Executive Director of TOM Group Limited (HKEx: 2383), a Chinese-language media and internet conglomerate in Greater China. Previously, Mr. Wang was with Goldman Sachs from July 1993 to May 2000, holding various positions, including as the Head of China High Technology in Hong Kong. He was a manager at HSBC Private Equity from November 1992 to June 1993, and a strategic consultant with McKinsey & Co. in Chicago from November 1989 to September 1992.

Mr. Wang has served on the board of directors of several companies, including Non-Executive Chairman of Grindr Inc. (from August 2018 to present), Independent Non-Executive Director of Vitamin Shoppe, Inc. (NYSE: VSI) (from Apr 2018 to present), as Independent Non-Executive Director of Sands China Limited (HKEx: 1928) (from July 2017 to October 2018), Non-Executive Director of China Renewable Energy Investment Limited (HKEx: 987) (from June 2011 to October 2015), Non-Executive Director of MIE Holdings Corporation (HKEx: 1555) (from June 2010 to November 2015), Alternate Director of Ping An Insurance (Group) Company of China, Ltd. (HKEx: 2318) (from 1994 to 2000), and Director of China Resources Land Limited (HKEx: 1109) (from 1996 to 1999).

In addition, from June 2011 to May 2013, Mr. Wang was a member of the Listing Committee of the Stock Exchange of Hong Kong. From May 2011 to November 2015, Mr. Wang served as the Chairman of the Industry Policy Committee (IPC) of China Venture Capital and Private Equity Association (CVCA). Mr. Wang graduated from Yunnan University, China, with a Bachelor of Science degree in Chemistry, and from the University of Oxford, UK, with multiple degrees including a Master of Science degree in Forestry and its Relation to Land Use, a Bachelor of Arts degree in Philosophy, Politics and Economics and a Master of Arts. Fellazo believes Mr. Wang is well-qualified to serve as a member of the Board because of his significant directorship experience, remarkable leadership experience and in-depth knowledge in cross-border transactions.

Mr. Stephen Markscheid as been serving as an independent director of TKK Symphony Acquisition Corporation since August 2018. Mr. Markscheid has been the chairman of Still Waters Green Technology, a UK based renewable energy developer since December 2019. He has also been a venture partner at DealGlobe, a Shanghai based boutique investment bank, since February 2017. Mr. Markscheid served multiple roles with NanoGraf Corporation, a Chicago-based developer of advanced materials, since May 2018, and is currently an advisor to the board of the company. He currently also serves as an independent director of ZZ Capital International (HKEx: 08295), Ener-Core (OTCQB: ENCR), Fanhua Inc., (formerly CNinsure Inc.) (NASDAQ: FANH), and Jinko Solar Inc. (NYSE: JKS), and Hexindai (NASDAQ: HX). Since November 2007, Mr. Markscheid has served as CEO of Synergenz Inc, the US subsidiary of a molecular diagnostic company. Prior to that, from June 2006 to September 2007, he was CEO of Huamei Capital, a boutique investment bank in Chicago. From January 1998 to March 2006, he served as a director and later as Senior Vice President at different group companies of General Electric, where he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to General Electric, from February 1994 to November 1997, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. Prior to that, Mr. Markscheid was a commercial banker for 10 years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago and has years of professional experience in the financial services industries. Mr. Markscheid holds a Master’s Degree in International Affairs from Johns Hopkins University, and an MBA from Columbia University, where he was class valedictorian and a Bachelor of Arts degree from Princeton University. Fellazo believes Mr. Markscheid is well-qualified to serve as a member of the Board because of his significant experience in the U.S. capital markets.

Mr. Man Chak (Adrian) Leung is the general manager of China Seven Star Holdings Ltd since August 2019. Prior to that, Mr. Leung served as Co-Head of Risk and Portfolio Management at China Minsheng Financial Holding Corporation Limited (“CM Financial”) since 2018, a Hong Kong mainboard listed (Symbol: 0245.hk) financial holding platform where Mr. Leung joined CM Financial in December 2016 from TPG Growth, a global mid-market private equity firm with over US$ 7 billion AUM. Prior to that, he was an analyst at Cathay Capital Group between 2001 to 2006. Mr. Leung holds a Bachelor of Business and Administration (Finance) from City University of Hong Kong. Fellazo believes Mr. Leung is well-qualified to serve as a member of the Board because of his extensive knowledge and experience in corporate finance.

Mr. Ronald Issen has been the Chief Investment Officer of TKK Symphony Acquisition Corporation since February 2018. Mr. Issen is Founder and Managing Director of Issen & Company Limited since 2000, with over 20 years of financial experience in Asia, including Hong Kong, Singapore, Taiwan and Macau. From 2007 to 2013, Mr. Issen was a Senior Advisor with Apollo Global Management, LLC, and, from 2005 to 2007, was Senior Executive Vice President and a member of the Executive Management Committee of eSun Holdings Limited (HKEx: 571, part of Hong Kong’s Lai Sun Group), a Chinese-language media/entertainment and hospitality group. Prior to that, from 1989 to 1999, Mr. Issen was a senior banking executive with Banque Indosuez and its successor institutions (later acquired by Credit Agricole), having begun his career with Smith Barney, Harris Upham (later part of Salomon Brothers/Citigroup) and the Boston Consulting Group.

Mr. Issen currently serves, among others, as a Board Director for Capella Hotel Group Pte Ltd, as Board Director for Cardiff City FC of the English Premier League and as Board Director of KV Kortrijk of the Belgian First Division A professional football league. He has served in the past on the boards of various subsidiary companies associated with Lippo Group, an Indonesian/Singaporean conglomerate, including Auric Pacific Group Limited (SGX: A23) (from 2015 to 2017), Food Junction Holdings Limited (SGX: 529) (from 2011 to 2013), and privately-held MIDAN City Development Co. Ltd. (from 2010 to 2011) in Korea. Separately, Mr. Issen was Deputy Chairman and Board Director of City e-Solutions Limited (HKEx: 557) from 2013 to 2016, and Director of CDL Hospitality Trusts (SGX: J85) from 2014 to 2016, an Asian hospitality REIT. Mr. Issen holds an MBA from the Stanford University Graduate School of Business where he was an EJ Gallo Foundation Fellow and a Bachelor of Arts from Williams College, cum laude with honors. Fellazo believes Mr. Issen is well-qualified to serve as a member of the Board because of his significant experience in finane industry in Asia and extensive knowledge and experience in corporate governance.

Mr. Thomas Jintao Ren has served as the chief financial officer of Renren Inc. since September 2015. He has also served as the chief financial officer of Kaixin Auto since September 2015 and the chief financial officer of Oak Pacific Investment since September 2017. Prior to rejoining Renren Inc., Mr. Ren was the chief financial officer at Chukong Technologies. Mr. Ren was previously at Renren between 2005 and 2013, where he served as its senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States, and a chartered professional accountant in Canada. Fellazo believes Mr. Ren is well-qualified to serve as a member of the Board because of his significant leadership experience in public companies and extensive knowledge and experience in accounting and finance.

Mr. Ian Lee has been the Chief Financial Officer of TKK Symphony Acquisition Corporation since February 2018 and a Director of its Board since August 15, 2018. Since January 2018, Mr. Lee has been serving as the Chief Financial Officer of TKK Capital. Mr. Lee was Chief Financial Officer and Operating Partner of Evolution Media China from May 2016 to January 2018. During his tenure at Evolution Media China, Mr. Lee worked closely with and reported directly to Mr. Wang, who served as Executive Chairman of Evolution Media China. From August 2014 to April 2016, Mr. Lee was Chief Financial Officer of TPG’s two RMB funds, Shanghai and Chongqing. From February 2013 to December 2013, he served as Chief Operating Officer of DMG (SZSE: 2143), a Chinese entertainment and communication company. From February 2012 to February 2013, Mr. Lee was a Consultant for 3R Group, an advertising and marketing company in China. From April 2005 to January 2012, Mr. Lee was with Omnicom Media Group, part of Omnicom Group (NYSE: OMC), a global advertising, marketing and corporate communications company, serving as Finance Director, Chief Financial Officer and President & Chief Operating Officer of China. From 1998 to 2004, Mr. Lee was with News Corp/21st Century Fox, where he spent seven years in the Sydney, Beijing, Shanghai and Hong Kong offices in various positions, including Vice President of STAR China, News Corp’s China Operation, and Finance Director of ChinaByte, a joint venture between People’s Daily and News Corp. Mr. Lee holds a Master of Management from University of Technology, Sydney, Australia and a Bachelor degree in Genetics from Sichuan University, China. Fellazo believes Mr. Lee is well-qualified to serve as a member of the Board because of his significant leadership experience and extensive knowledge and experience in the U.S. and China capital markets.

Director Independence

The NASDAQ listing standards require that a majority of Fellazo’s Board be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with Fellazo). Upon the effectiveness of the registration statement of which this prospectus forms a part, Fellazo expects to have two “independent directors” as defined in the NASDAQ listing standards and applicable SEC rules prior to completion of this offering. Fellazo’s board has determined that each of Sing Wang, Ronald Issen, Thomas Jintao Ren and Ian Lee are independent directors under applicable SEC and NASDAQ rules. Fellazo’s independent directors will have regularly scheduled meetings at which only independent directors are present.

The Board and Committees

In connection with the Leadership Changes, the Board resolved to reconstitute certain committees of the Board upon the Effective Date. Namely, the Audit Committee of the Board will consist of Thomas Ren, Ronald Issen and Ian Lee, with Ian Lee serving as Chair; and the Compensation Committee of the Board will consist of Thomas Ren, Ronald Issen and Ian Lee, with Thomas Ren serving as Chair.

Audit Committee

In connection with the Leadership Changes, the Board resolved to reconstitute the Audit Committee of the Board upon the Effective Date. Namely, the Audit Committee of the Board will consist of Thomas Ren, Ronald Issen and Ian Lee, with Ian Lee serving as Chair

Each member of the Audit Committee is financially literate and Fellazo’s Board has determined that Mr. Lee qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Fellazo has adopted an audit committee charter, which details the principal functions of the Audit Committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and Fellazo’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding Fellazo’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

In connection with the Leadership Changes, the Board resolved to reconstitute the Compensation Committee of the Board upon the Effective Date. Namely, the Compensation Committee of the Board will consist of Thomas Ren, Ronald Issen and Ian Lee, with Thomas Ren serving as Chair. Fellazo has adopted a compensation committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to Fellazo’s Chief Executive Officer’s compensation, evaluating Fellazo’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Fellazo’s Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of Fellazo’s other officers;

●	reviewing Fellazo’s executive compensation policies and plans;

●	implementing and administering Fellazo’s incentive compensation equity-based remuneration plans;

●	assisting management in complying with Fellazo’s proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for Fellazo’s officers and employees;

●	producing a report on executive compensation to be included in Fellazo’s annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the NASDAQ and the SEC.

Nominating and Corporate Governance Committee

Additionally, as part of Fellazo’s efforts to improve its internal controls, the Board determined to establish a new Nominating and Corporate Governance Committee and adopted a Nominating and Corporate Governance Committee Charter (the “NCG Committee Charter”), each of which shall become effective contemporaneously with the Leadership Change. The Nominating and Corporate Governance Committee will consist of Thomas Ren, Ronald Issen and Ian Lee, with Ronald Issen serving as Chair.

In accordance with the NCG Committee Charter, the Nominating and Corporate Governance Committee will be responsible for overseeing the selection of persons to be nominated to serve on the Board as well as Fellazo’s corporate governance practices. The Nominating and Corporate Governance Committee shall, in addition to evaluating and nominating candidates for election to the Board, focus on the following responsibilities:

●	Developing and recommending to the Board a set of corporate governance principles and practices.

●	Reviewing periodically Fellazo’s corporate governance principles and practices, Fellazo’s compliance with these principles and practices, and recommend changes, as appropriate.

●	Overseeing the evaluation of the Fellazo’s management.

●	Overseeing, reviewing and reporting to the Board regarding the Fellazo’s succession planning for the Board, senior management and other key employees.

●	Periodically reviewing and reassessing the adequacy and scope of the NCG Committee Charter and the Nominating and Corporate Governance Committee’s processes and procedures and recommending any proposed changes to the Board for approval.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Effective February 5, 2020, Stephen Markscheid serves as Fellazo’s Interim Chief Executive Officer and Chief Financial Officer, and Sing Wang serves as a Non-Executive Chairman of the Board and leads the independent directors. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of Fellazo or other relevant factors.

The Board is also responsible for oversight of Fellazo’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing Fellazo, and Fellazo’s Board leadership structure supports this approach. The Board will receive periodic reports from management regarding the most significant risks facing Fellazo.

Communication with the Board

Shareholders or other interested parties may communicate with the Board by sending mail to Fellazo’s offices at Jinshan Building East, Unit 1903, 568 Jinshan West Road, Yong Kang City, Zhejiang Province, China.

Board Meetings

During its fiscal year ended December 31, 2019, the Board held 3 meetings and the Audit Committee held 5 meetings. Ping Zhang and Lijun Yu were absent from all 3 Board meetings.

Family Relationships

There are no family relationships between or among Fellazo’s directors and executive officers.

Legal Proceedings

To Fellazo’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of Fellazo is a party adverse to Fellazo or has a material interest adverse to Fellazo.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Founder Shares

On October 5, 2018, Fellazo issued an aggregate of 10,000 shares to each of Anderson Toh Heng Hee and Jonathan Chong Peng Fai at a price of $1.00 per share.

In March 2019, Fellazo repurchased the 10,000 shares from Anderson Toh Heng Hee and Jonathan Chong Peng Fai at a purchase price of $1.00 per share.

On March 29, 2019, Fellazo’s authorized share capital was subdivided into shares of $0.0001 par value each. As part of the subdivision of shares, one share of $0.0001 par value each were issued to each of Anderson Toh Heng Hee and Jonathan Chong Peng Fai at a price of $0.0001 per share which were repurchased at a repurchase price of $0.0001 per share.

Subsequently, on March 29, 2019, the Sponsor purchased 1,437,500 founder shares (“Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.02 per share.

Advance from Related Party

Fellazo’s directors advanced an aggregate of $363,106 to be used for working capital purposes. The advances are non-interest bearing, unsecured and payable on demand. An aggregate of $238,106 of such advances were repaid and, in March 2019, $125,000 of the advances were converted into loans under the Promissory Note (see below). As of September 30, 2019, there were no advances outstanding.

Promissory Note – Related Party

In March 2019, Fellazo issued a promissory note for up to $125,000 (the “Promissory Note”), pursuant to which outstanding advances in the amount of $125,000 were converted into loans under the Promissory Note. The Promissory Note is non-interest bearing, unsecured and due on demand. Fellazo repaid $123,000 and as of September 30, 2019, $2,000 was outstanding under the Promissory Note.

Related Party Loan

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of Fellazo’s officers and directors may, but are not obligated to, loan Fellazo funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into units at a price of $10.00 per unit. Such units would be identical to the Private Placement Units. In the event that a Business Combination does not close, Fellazo may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Agreement with YDP

On August 1, 2019, Fellazo entered into a management agent agreement (the “YDP Agreement”) with YDP Plus Trading (“YDP”), a non-affiliated third party, pursuant to which Fellazo agreed to pay YDP a monthly fee of $10,000 in exchange for YDP providing certain administrative services for Fellazo’s operations in Malaysia. Such agreement was executed, notwithstanding the fact that on July 24, 2019 Fellazo had entered into an Administrative Services Agreement (the “ASA”) with the Sponsor, providing for the Sponsor to make or cause to be made available, to Fellazo certain office space, administrative support, and employees of the Sponsor as may be reasonably required by Fellazo from time to time. The ASA provided for Fellazo to pay the Sponsor $10,000 per month for the services to be rendered under the ASA, and further specified that no salaries or fees would be paid from this monthly amount to members of Fellazo’s management team. Neither the Board nor the Audit Committee approved the YDP Agreement or the obligations of Fellazo pursuant thereto. For the months of August and September 2019, Fellazo incurred $20,000 in fees for services rendered by YDP pursuant to the YDP Agreement, which were paid on October 30, 2019. Upon being advised in November 2019 that the YDP Agreement had not been authorized, the parties terminated the YDP Agreement on November 21, 2019. In connection therewith, YDP agreed to waive the $20,000 in fees due for October 2019 and November 2019.

Fees to executive directors

In August 2019, Fellazo’s then executive directors, who were also Fellazo’s officers, sought to be compensated for their services in the amount of $5,000 per month, or an aggregate $15,000 per month. During August and September 2019, Fellazo incurred an aggregate of $30,000 in such fees. Neither the Board nor the Audit Committee approved the arrangement or the making of such payments. Fellazo’s final prospectus dated July 24, 2019 in connection with its initial public offering provided that there would be no finder’s fees, reimbursements or cash payments made to the Sponsor, Fellazo’s officers or directors, or any of their affiliates, for services rendered to Fellazo prior to or in connection with the completion of Fellazo’s initial business combination, other certain payments specified in the prospectus. Upon being advised in November 2019 that such payments contravened the statements in the prospectus, in December 2019, Fellazo’s Board of Directors unanimously resolved that no payments shall be made to any officers or directors except as disclosed in the final prospectus in connection with Fellazo's initial public offering and the $30,000 advanced previously shall be returned to Fellazo without interest. As of December 16, 2019, the $30,000 had been refunded to Fellazo’s account.

Advance to Sponsor

On August 28, 2019, Fellazo entered into an agreement with the Sponsor, pursuant to which it advanced $250,000 to the Sponsor. The advance was non-interest bearing and was due on demand. Neither the Board nor the Audit Committee approved the agreement or the making of such advance. Upon being advised in November 2019 that the agreement had not been authorized, during November 22, 2019 through November 29, 2019, the Sponsor repaid the full $250,000 due to Fellazo. As of the date hereof, no amount was outstanding pursuant to the agreement.

Advance to Related Party

Between August 8 and September 27, 2019, YDP, on behalf of Fellazo, paid an aggregate of $63,000 to Fellazo’s then Chief Executive Officer, which was intended to be used for business expenses. Neither the Board nor the Audit Committee approved the terms of such advances. Upon being advised in November 2019 that these advances had not been authorized, the then Chief Executive Officer repaid $3,000 of such advances to YDP. Additionally, following the termination of the YDP Agreement in November 2019, YDP waived its right to be reimbursed for the remaining $60,000 it had paid to the then Chief Executive Officer.

Related Party Policy

Fellazo has adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by Fellazo’s Board (or the appropriate committee of Fellazo’s board) or as disclosed in Fellazo’s public filings with the SEC. Under Fellazo’s code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, Fellazo’s Audit Committee is responsible for reviewing and approving related party transactions to the extent that it enters into such transactions. The Audit Committee, consistent with its charter mandate, has advised management that, until it can be satisfied that an effective internal control system has been implemented, all transactions between the Company and the Sponsor, and all financial transactions between Fellazo and its management, are subject to prior review and approval by the Audit Committee, in consultation with Fellazo’s advisors. An affirmative vote of a majority of the members of the Audit Committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire Audit Committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the Audit Committee is required to approve a related party transaction.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Fellazo has agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, its officers or directors unless Fellazo, or a committee of independent directors, has obtained an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company Fellazo is seeking to acquire or an independent accounting firm, that Fellazo’s initial business combination is fair to Fellazo from a financial point of view. Furthermore, no finder’s fees, reimbursements or cash payments will be made to the Sponsor, its officers or directors, or Fellazo’s or their affiliates, for services rendered to us prior to or in connection with the completion of Fellazo’s initial business combination.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Fellazo’s directors and executive officers and beneficial holders of more than 10% of its Ordinary Share to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. Based solely upon its review of such forms received by it, or written representations from certain reporting persons, Fellazo is not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding Ordinary Shares failed to comply with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Except as disclosed in “Certain Relationships and Related Transactions” above, Fellazo’s officers and directors have not received any compensation for their services rendered to Fellazo for the fiscal year ended December 31, 2019.

Pursuant to the STA, Messrs. Markscheid, Leung, Wang, Issen, Ren and Lee are entitled to compensation as follows:

●	promptly following the First Deposit, but in any event no later than the Closing Date (as such term is defined in the STA), the Sponsor shall transfer 15,000 ordinary shares of Fellazo to each of Stephen Markscheid and Adrian Leung and 12,500 ordinary shares of Fellazo to each of Sing Wang, Ronald Issen, Thomas Ren and Ian Lee; and

●	in the event that there is a liquidation of Fellazo’s trust account prior to a business combination, Fellazo shall pay each of Stephen Markscheid and Adrian Leung US$3,000 per month of service then-served to Fellazo by such individuals.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Fellazo for the benefit of its employee.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2020	Fellazo Inc.
	By:	/s/ Stephen Markscheid
Name: Stephen Markscheid Title: Interim Chief Executive Officer and Chief Financial Officer